Jonathan R. Zimmerman Partner jon.zimmerman@FaegreBD.com Direct +1 612 766 8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center, 90 South Seventh Street Minneapolis, Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

By EDGAR

April 14, 2015

Lisa Vanjoske

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CoLucid Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-203100)

Dear Ms. Vanjoske:

On behalf of CoLucid Pharmaceuticals, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 23, 2015 (the “Comment Letter”), relating to the Registration Statement on Form S-1 (File No. 333-203100) filed with the Commission on March 30, 2015 that was subsequently revised on April 10, 2015 (the “Registration Statement”). In this letter, we are only responding to comment 10 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Stock-Based Compensation, page 69

10.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Company Response: The Company wishes to indicate that it has not granted any equity awards as incentive compensation to its officers, directors or employees in the past year and does not intend to grant any additional awards between now and the effective time of the Registration Statement, except for awards that will be granted with an exercise price or valuation equal to the price to the public of the shares sold in the offering to which the Registration Statement relates.

Lisa Vanjoske

April 14, 2015

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

Enclosures

cc:	Jeffrey P. Riedler, U.S. Securities and Exchange Commission

Preston Brewer, U.S. Securities and Exchange Commission

Thomas P. Mathers, Chief Executive Officer, CoLucid Pharmaceuticals, Inc.

Matthew D. Dallas, Chief Financial Officer, CoLucid Pharmaceuticals, Inc.

Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP